Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

BofA Securities, Inc.

One Bryant Park
New York, New York 10036

May 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	Fifth Wall Acquisition Corp. III
Registration Statement on Form S-1
Filed April 16, 2021, as amended
File No. 333-255292

Dear Mr. Envall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Fifth Wall Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 24, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 3,026 copies of the Preliminary Prospectus dated May 20, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
GOLDMAN SACHS & CO. LLC
BOFA SECURITIES, INC.

As Representatives of the Several Underwriters

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
Name: Ravi Raghunathan
Title: Managing Director

By:	/s/ Brandon Sun
Name: Brandon Sun
Title: Director

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
Name: Olympia McNerney
Title: Managing Director

By: BOFA SECURITIES INC.

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory